

10026855

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section

FEB 23 2010

Washington, DC
110

SEC FILE NUMBER
8-67228

FACING PAGE
Information required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **1/1/2009** AND ENDING **12/31/2009**
                                         mm/dd/yy   mm/dd/yy

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Eastern Dental Brokerage Services, LLC**

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 Friberg Parkway, Suite 2002
(No. and Street)

Westborough   **MA**   **01581**
(City)   (State)   (Zip Code)

OFFICIAL USE ONLY
FIRM I.D. NO.

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Sheila Anzuoni   **508-836-4204**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose option is contained in this Report*

Ernst Wintter & Associates, Certified Public Accountants
(Name – if individual, state last, first, middle name)

675 Ygnacio Valley Road, Suite B-213, Walnut Creek, California   **94596**
(Address)   (City)   (Sate)   (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United State or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).

OATH OR AFFIRMATION

I, **Sheila Anzuoni**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Eastern Dental Brokerage Services, LLC** as of **12/31/2009**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

_____

_____

Signature

Manager
Title

Notary Public

This report** contains (check all applicable boxes):

- ☑ (a) Facing page
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirement Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☑ (o) Independent Auditor's Report on Internal Accounting Control.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Eastern Dental Brokerage Services, LLC
December 31, 2009

Table of Contents

675 Ygnacio Valley Road, Suite B-213
Walnut Creek, CA 94596

(925) 933-2626
Fax (925) 944-6333

Independent Auditors' Report

Member
Eastern Dental Brokerage Services, LLC
Westborough, Massachusetts

We have audited the accompanying statement of financial condition of Eastern Dental Brokerage Services, LLC (the Company) as of December 31, 2009 and the related statements of income (loss), changes in member's equity, and cash flows, for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis in our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Eastern Dental Brokerage Services, LLC at December 31, 2009, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I & II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

February 12, 2010

Eastern Dental Brokerage Services, LLC

Statement of Financial Condition

December 31, 2009

Assets		
Cash and cash equivalents	$	31,497
Prepaid expenses and other assets		1,352
Total Assets	$	32,849
Liabilities and Member's Equity		
Accounts payable and accrued expenses	$	5,500
Total Liabilities		5,500
Total Member's Equity		27,349
Total Liabilities and Member's Equity	$	32,849

See independent auditors' report and accompanying notes.

Eastern Dental Brokerage Services, LLC

Statement of Income (Loss)

For the Year Ended December 31, 2009

Revenue		
Commissions	$	10,016
Interest income		88
Total Revenue		10,104
Expenses		
Professional fees		16,100
Regulatory fees		1,185
Other expenses		1,933
Total Expenses		19,218
Net Income (Loss)	$	(9,114)

Eastern Dental Brokerage Services, LLC

Statement of Changes in Member's Equity

For the Year Ended December 31, 2009

Member's Equity at December 31, 2008	$	36,463
Net Income (Loss)		(9,114)
Member's Equity at December 31, 2009	$	27,349

Eastern Dental Brokerage Services, LLC

Statement of Cash Flows

For the Year Ended December 31, 2009

Cash Flows from Operating Activities:		
Net income (loss)	$	(9,114)
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities:		
(Increase) decrease in:		
Prepaid expenses and other assets		(350)
Increase (decrease) in:		
Accounts payable and accrued expenses		(6,000)
Net Cash Used by Operating Activities		(15,464)
Increase (Decrease) in Cash and Cash Equivalents		(15,464)
Cash and Cash Equivalents at Beginning of Period		46,961
Cash and Cash Equivalents at End of Period	$	31,497

Eastern Dental Brokerage Services, LLC

Notes to the Financial Statements

December 31, 2009

1. Organization

Eastern Dental Brokerage Services, LLC (the "Company") was organized as a Massachusetts limited liability company on May 6, 2005. The Company is a wholly-owned subsidiary of Eastern Dental Financial Services, LLC (the Parent) and operates in Westborough, Massachusetts. Eastern Dental Financial Services, LLC is a wholly-owned subsidiary of Eastern Dentists Insurance Company.

The Company was formed as an accommodating broker dealer to receive commissions on mutual funds and annuities from Next Financial, an investment company. The Company is a securities broker dealer registered with the Securities and Exchange Commission.

2. Significant Accounting Policies

Revenue
The Company earns commissions from the placement of mutual funds and equity interest annuities. These commissions are recorded when earned.

Basis of Presentation
The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles.

Cash and Cash Equivalents
The Company considers all demand deposits held in banks and certain highly liquid investments with original maturities of three months or less, other than those held for sale in the ordinary course of business, to be cash equivalents.

Use of Estimates
The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and may have impact on future periods.

Fair Value of Financial Instruments
Unless otherwise indicated, the fair values of all reported assets and liabilities that represent financial instruments (none of which are held for trading purposes) approximate the carrying values of such amounts.

Income Taxes
The Company, a limited liability company, is taxed as a division of Eastern Dentists Insurance Company under the Internal Revenue Code and a similar state statute. In lieu of income taxes, the Company passes 100% of its taxable income and expenses to its Parent. Therefore, no provision or liability for federal or state income taxes is included in these financial statements.

6

Eastern Dental Brokerage Services, LLC

Notes to the Financial Statements

December 31, 2009

3. **Net Capital Requirements**

The Company is subject to the Securities and Exchange Commission's uniform net capital rule (Rule 15c3-1) which requires the Company to maintain a minimum net capital equal to or greater than $5,000 and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1, both as defined. At December 31, 2009, the Company's net capital was $25,997 which exceeded the requirement by $20,997.

4. **Related Party Transaction**

The Company receives support from its Parent for items such as salaries and benefits accounting and information technology services, office space, office equipment, and certain office supplies. There is no charge to the Company for these items. The Company's results of operations and financial position could differ significantly from those that would have been obtained if the entities were autonomous.

5. **Subsequent Events**

The Company has evaluated subsequent events through February 12, 2010, the date which the financial statements were available to be issued.

SUPPLEMENTAL INFORMATION

Eastern Dental Brokerage Services, LLC

Schedule I

Computation of Net Capital Under Rule 15c3-1

of the Securities and Exchange Commission

As of December 31, 2009

Net Capital		
Total member's equity qualified for net capital	$	27,349
Less: Non-allowable assets		
Prepaid expenses and other assets		1,352
Total non-allowable assets		1,352
Net Capital		25,997
Net minimum capital requirement of 6 2/3 % of aggregate indebtedness of		
$5,500 or $5,000 whichever is greater		5,000
Excess Net Capital	$	20,997

Reconciliation with Company's Net Capital Computation

(included in Part II of Form X-17A-5 as of December 31, 2009

There were no material differences noted in the Company's net capital computation

at December 31, 2009.

Eastern Dental Brokerage Services, LLC

Schedule II

Computation for Determination of Reserve Requirements Under

Rule 15c3-3 of the Securities and Exchange Commission

For the Year Ended December 31, 2009

An exception from Rule 15c3-3 is claimed, based upon section (k)(2)(ii). All customer transactions are processed in accordance with Rule 15c3-1(a)(2).

Information Relating to Possession or Control Requirements Under

Rule 15c3-3 of the Securities and Exchange Commission

For the Year Ended December 31, 2009

An exception from Rule 15c3-3 is claimed, based upon section (k)(2)(ii).

675 Ygnacio Valley Road, Suite B-213
Walnut Creek, CA 94596

(925) 933-2626
Fax (925) 944-6333

Independent Auditors' Report on Internal Accounting Control Required by SEC Rule 17a-5

Member
Eastern Dental Brokerage Services, LLC
Westborough, Massachusetts

In planning and performing our audit of the financial statements and supplemental schedules of Eastern Dental Brokerage Services, LLC (the Company), as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

11

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we identified the following deficiency in internal control that we consider to be a material weakness, as defined above. This condition was considered in determining the nature, timing, and extent of the procedures performed in our audit of the financial statements of the Company for the year ended December 31, 2009, and this report does not affect our report thereon dated February 12, 2010.

> The size of the business and the resultant limited number of employees imposes practical limitations on the effectiveness of those internal control policies and procedures that depend on the segregation of duties. Because this condition is inherent in the size of the Company, the specific weaknesses are not described herein and no corrective action has been taken or proposed by the Company.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the FINRA, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

February 12, 2010

Eastern Dental Brokerage Services, LLC

Annual Audit Report

December 31, 2009

ERNST WINTTER & ASSOCIATES
Certified Public Accountants

Eastern Dental Brokerage Services, LLC

Annual Audit Report

December 31, 2009

ERNST WINTTER & ASSOCIATES
Certified Public Accountants